UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Reports Q4 and Full Year 2010 Results Dated February 2nd, 2011	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

Date: February 2nd, 2011

EXHIBIT 1

Restructuring and new strategic initiatives position company to achieve profitability during 2011

Tel Aviv, February 2, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market today announced financial results for the fourth quarter and year ended December 31, 2010.

Q4 Highlights:
•	Shipments of $48.5 million, a 23.1% sequential decrease
•	Revenues of $50.3 million, a 7% sequential decrease
•	GAAP net loss of ($1.12) per share; non-GAAP net loss of ($0.18) per share.

2010 Highlights (compared to 2009):
•	Shipments of $217.1 million , an increase of 0.4%
•	Revenues of $205.2 million, a decrease of 16.3%
•	GAAP net loss of ($1.47) per share; non-GAAP net loss of ($0.43) per share

In the fourth quarter of 2010, total revenues were $50.3 million, a decrease of 7% from $54.0 million in the third quarter of 2010, and a decrease of 16.6% from $60.2 million in the fourth quarter of 2009.

GAAP net loss in the fourth quarter of 2010 was ($69.5) million, or ($1.12) per share including a non-cash impairment charge for goodwill of approximately $57.1 million.  This compares to a net loss of ($6.1) million, or ($0.10) per share in the third quarter of 2010. GAAP net loss in the fourth quarter of 2009 was ($1.3) million, or ($0.02) per share. The results for the fourth quarter of 2010 also reflect a $3.6 million addition to the company’s provision for doubtful accounts.

Excluding the amortization of intangibles, stock based compensation, restructuring and impairment charges, net, on a non-GAAP basis, the company reported a net loss of ($11.2) million in the fourth quarter of 2010, or ($0.18) per diluted share, compared with non-GAAP net loss of ($5.4) million, or ($0.09) per diluted share in the third quarter of 2010, and non-GAAP net income of $0.7 million, or $0.01 per diluted share in the fourth quarter of 2009.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the fourth quarter of 2010 and the comparative periods.

Cash used in operations was ($8.0) million. As of December 31, 2010, cash, cash equivalents and investments totaled $83.3 million.

Management Comments on 2010

“Over the past several quarters, we have implemented successful initiatives to position Alvarion as a turnkey solution vendor to new carrier customers and to capture a greater proportion of total project dollars with existing customers,” said Eran Gorev, president and CEO of Alvarion. “During 2010, Alvarion proved that it could compete effectively, even against large competitors aggressively pursuing deals of all sizes.  In this hypercompetitive environment, many projects were won or lost based on financing issues such as payment terms and/or the willingness of the vendor to share the business risk with the operator. Nevertheless, we won important deals in several regions, facing fierce competition, and we are serving existing customers with a broader offering including professional services.

Meanwhile, our initiatives in other markets such as local government, education, homeland security, utilities, and other vertical segments have produced encouraging results.   During 2010, we conducted successful smart grid trials and won some initial projects.  We exceeded our goals for expanding our roster of channel partners by adding 29 new distributors and over 350 new system integrator and VAR partners.  We also spent considerable time and effort analyzing market trends and opportunities in order to identify new ways to further leverage our core strengths.

It was both challenging and expensive to survive the vendor shake-out in the turnkey 4G RAN market and establish the foundation for future success outside the carrier segment, while also exploring new growth opportunities.  We believe the position and reputation we attained provides the basis for further actions that will lead to quarterly profitability by mid-2011.

Looking Ahead

“We continue to see attractive, profitable business in the 4G RAN market, albeit on a smaller scale than we previously expected -- with more modest growth potential.  We intend to continue to address this market with a smaller, more focused organization with refinements in our strategy that will lead to profitability,” continued Gorev.

“We intend to focus more of our resources to exploit our strong position in the government and enterprise segments which we have profitably developed over the past few years.  We believe this market offers excellent potential for accelerating top-line growth at attractive margins, as well as future investment requirements appropriate to a company our size. Thus, over time, we expect the relative proportion of carrier business to shift, with the government and enterprises segments growing more rapidly.

Gorev continued, “Q1 will be a period of transition, during which we will right-size the organization to a level appropriate to the carrier opportunity, and make modest strategic investments in the enterprise market to improve our position and accelerate growth. We will begin with an immediate headcount reduction as well as other related expense reductions.  Our goal for 2011 is to bring blended gross margin to the high 30’s with operating expenses below 35% of revenues, on a quarterly basis, and to lay the foundation for sustainable growth from a lower, but profitable, revenue base beginning in Q2.”

Q1 2011 Guidance

The company is not giving detailed guidance for Q1 2011 because the timing of revenue from various projects and the magnitude of the restructuring charges cannot be predicted with accuracy.

Alvarion management will host a conference call today, February 2, at 9:00 a.m. Eastern time to discuss the results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1085; International: +1(612) 288-0329.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on February 2, 2011 through 11:59 a.m. EST on March 2, 2011.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 187273.

Alvarion has scheduled dates for the earnings announcements during 2011 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Alvarion’s inability to successfully implement the contemplated restructuring and strategic initiatives, potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the market  for 4G products to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4333.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum